Exhibit 4.11

CONSENT

Ladies and Gentlemen:

The undersigned hereby consents to the references to (1) the undersigned’s name included or incorporated by reference in the Registration Statement on Form F-80 being filed by Uranium One Inc. under the United States Securities Act of 1933, as amended, in connection with (a) the sentence in the news release dated June 4, 2007, attached as Schedule “A” to Energy Metals Corporation’s and Uranium One Inc.’s Material Change Reports each dated June 8, 2007, reading “Scientific and technical information contained herein with respect to EMC’s resources has been reviewed on behalf of EMC by Dr. Art Ettlinger M.Sc., Ph.D., P. Geo. and, Chief Geologist for EMC and a Qualified Person for the purposes of NI 43-101”, and (b) the investor slide show dated June 4, 2007 and (2) all other references to the undersigned included or incorporated by reference in such Registration Statement.

Date: June 27, 2007

/s/ Dr. Art Ettlinger
Dr. Art Ettlinger